

October 28, 2010

David J. Horin
Chief Financial Officer
Rodman & Renshaw Capital Group, Inc.
1251 Avenue of the Americas
New York, NY 10020

> **Re: Rodman & Renshaw Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 16, 2010**
> **Definitive Proxy Statement**
> **Filed March 26, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2010**
> **Filed August 12, 2010**
> **File No. 001-33737**

Dear Mr. Horin:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief